UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File No. 001-33549

CARE INVESTMENT TRUST INC.
(Exact name of registrant as specified in its charter)

MARYLAND	38-3754322
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

505 Fifth Avenue, 6th Floor New York, New York 10943	10017 (Zip code)
(Address of principal executive offices)

Registrant’s telephone number, including area code: (212) 771-0505

BACKGROUND
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
LEGAL PROCEEDINGS
DIRECTORS AND EXECUTIVE OFFICERS
INFORMATION CONCERNING DESIGNEES TO OUR BOARD OF DIRECTORS
COMPENSATION DISCUSSION AND ANALYSIS
EXECUTIVE COMPENSATION
BOARD OF DIRECTORS AND GOVERNANCE
COMMUNICATIONS WITH OUR BOARD OF DIRECTORS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CARE INVESTMENT TRUST INC.
505 Fifth Avenue, 6th Floor
New York, New York 10017
(212) 771-0505

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
NOTICE OF ANTICIPATED CHANGE IN MAJORITY OF DIRECTORS

August 3, 2010

This Information Statement is being transmitted on August 3, 2010, to the holders of shares of common stock, par value $0.001 per share, of Care Investment Trust Inc., a Maryland corporation (the “common stock” and shares thereof, the “shares”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. As used in this Information Statement, the terms “we,” “us,” “our,” the “company” and “Care” mean Care Investment Trust Inc.

We are not asking you to take any action in this Information Statement. You are receiving this Information Statement in connection with the possible appointment of four (4) new directors representing a majority of our Board of Directors (the “Board”) in connection with the closing of the transactions contemplated by the terms of the purchase and sale agreement (the “purchase and sale agreement”), dated as of March 16, 2010, between the company and Tiptree Financial Partners, L.P., a Delaware limited partnership (“Tiptree”). Because the directors so designated by Tiptree pursuant to the purchase and sale agreement will have been appointed by our Board, rather than at a meeting of our stockholders, we are required by federal securities law to provide this Information Statement to our stockholders. All descriptions of the purchase and sale agreement in this Information Statement are qualified in their entirety by reference to the complete text of the purchase and sale agreement.

As of August 3, 2010, there were 20,235,924 outstanding shares of common stock. Each share is entitled to one vote on each matter on which common stock is entitled to vote.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT BEING REQUESTED TO SEND A PROXY TO THE COMPANY.

BACKGROUND

You are receiving this Information Statement in connection with the possible election or appointment of four (4) new directors to our Board, representing a majority of our Board, as more fully described below.

On March 16, 2010, we entered into a purchase and sale agreement with Tiptree providing for a combination of an equity investment by Tiptree in newly issued common stock at $9.00 per share and a cash tender offer by us for up to all of our issued and outstanding shares of common stock at the same price, so long as certain conditions to the issuance and tender offer are satisfied or waived. The Tiptree equity investment and the associated tender offer are together referred to as the “Tiptree Transaction.”

Pursuant to the tender offer commenced by the company, and as disclosed in the Tender Offer Statement on Schedule TO, dated as of July 15, 2010 (as may be amended or supplemented from time to time), the company has offered to purchase up to all of its outstanding shares of common stock at a price of $9.00 per share in cash upon the terms and subject to the conditions set forth in the company’s Offer to Purchase, dated July 15, 2010 (as may be amended or supplemented from time to time, the “Offer to Purchase”). The tender offer is subject to conditions set forth in the Offer to Purchase, including, among other things, (i) a minimum of 10,300,000 shares of our common stock shall have been validly tendered (and not withdrawn) prior to the expiration of the tender offer (as it may be extended as provided in the Offer to Purchase) and (ii) Tiptree must have delivered $60,430,932 in cash to the escrow agent, and Tiptree and the company shall have delivered a joint written direction to the escrow agent to fund, in part, Care’s purchase of tendered shares.

Pursuant to the terms of the purchase and sale agreement, after the closing of the tender offer, expected to occur on August 13, 2010, Care will issue, and Tiptree will purchase, a minimum of 4,445,000 newly issued shares of the company’s common stock, subject to upward adjustment (a) if more than 18,000,000 shares are tendered (and not withdrawn) in the tender offer, by a number of shares equal to the difference between the actual number of shares tendered in the tender offer (and not withdrawn) and 18,000,000 in order to fund the purchase of shares by the company in the tender offer, or (b) at the election of Tiptree, if fewer than 16,500,000 shares are tendered in the tender offer, in order to give Tiptree ownership of up to 53.4% of the shares of the company’s common stock on a fully-diluted basis after taking into account the shares tendered by the stockholders to the company in the tender offer. For example, if 14,000,000 shares are tendered, Tiptree is required to purchase 4,445,000 newly issued shares and has the option to purchase up to an additional 2,735,500 newly issued shares, for a total of 7,180,500 shares of our common stock, resulting in Tiptree owning 53.4% of the company. If, however, 19,000,000 shares of our common stock are tendered (and not withdrawn), Tiptree must purchase a total of 5,445,000 newly issued shares, resulting in Tiptree owning 81.1% of the company after consummation of the tender offer. Furthermore, pursuant to the purchase and sale agreement, Care’s stockholders have been asked to vote at a special meeting to approve the issuance of stock to Tiptree, in addition to several other proposals as disclosed in the Schedule 14A Proxy Statement filed on July 15, 2010.

As a result of the Tiptree Transaction, Tiptree will likely hold a controlling interest in the company.

As a condition to the closing of the Tiptree Transaction, the purchase and sale agreement requires us to cause three (3) of the company’s current five (5) directors serving on our Board immediately prior to the closing of the Tiptree Transaction (the “Closing Date”) to resign from their positions on the company’s Board of Directors, effective as of the Closing Date, and to cause the resulting vacancies on our Board to be filled by persons acceptable to Tiptree. Accordingly, we anticipate that Gerald Bisbee, Karen Robards and Steven Warden will resign from the Board of Directors effective as of the Closing Date. We further anticipate that the Care Board will, at the request of Tiptree, take action to increase the size of the Care Board of Directors to six members effective as of the closing of the Tiptree Transaction and to appoint the following four (4) individuals designated by Tiptree as directors of the company to fill the vacancies caused by such resignations and thereby fulfill the increase in the size of the Board: Michael Barnes, Geoffrey Kauffman, Jonathan Ilany and William Houlihan

Two (2) persons currently serving as directors on our Board, Flint Besecker and J. Rainer Twiford, are not expected to resign in connection with the consummation of the Tiptree Transaction. However, with the appointment of the four (4) additional directors designated by Tiptree, Tiptree’s designees will comprise a majority of the Care Board upon closing of the Tiptree Transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock, as of August 1, 2010, for (1) each person known to us to be the beneficial owner of more than 5% of our outstanding common stock, (2) each of our directors, (3) each of our named executive officers (including Mr. Kellman and Mr. McDugall who resigned on December 4, 2009 and March 18, 2010, respectively, and whose beneficial ownership figures are as of March 25, 2010) and (4) our directors and named executive officers as a group. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all shares of common stock set forth opposite their respective names.

In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and

•	all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days).

Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power. Unless otherwise indicated, the business address for each beneficial owner listed below shall be c/o Care Investment Trust Inc., 505 Fifth Avenue, 6th Floor, New York, New York 10017.

	Amount and Nature
	of Beneficial
	Ownership of	Percent of
Name	Common Stock	Total(1)

CIT Group Inc.(2)	8,024,040	38.82%
505 5th Avenue, 6th Floor
New York, New York 10017
GoldenTree Asset Management LP(3)	2,741,676	13.55%
300 Park Avenue, 21st Floor
New York, New York 10022
Tyndall Capital Partners, L.P.(4)	1,049,000	5.18%
599 Lexington Avenue, Suite 4100
New York, New York 10022
F. Scott Kellman(5)	142,950	*
Flint D. Besecker(6)	14,518	*
Michael P. McDugall(7)	0	*
Salvatore (Torey) V. Riso Jr.(8)	40	*
Paul F. Hughes(9)	0	*
Gerald E. Bisbee, Jr. Ph.D.(10)	23,678	*
Karen P. Robards(10)	24,178	*
J. Rainer Twiford(10)	2,844	*
Steven N. Warden(11)	0	*
Michael Barnes	0	*
Geoffrey Kauffman	0	*
Jonathan Ilany	0	*
William A. Houlihan	0	*
All directors, nominees and executive officers as a group (13 persons)	208,208	*

*	The percentage of shares beneficially owned does not exceed one percent of the total shares of our common stock outstanding.

(1)	As of August 1, 2010, 20,235,924 shares of common stock were issued and outstanding and entitled to vote. The percent of total for all of the persons listed in the table above is based on such 20,235,924 shares of common stock, except for CIT Group Inc., whose percent of total is based on 20,670,924 shares of common stock, which includes a warrant to purchase 435,000 shares of our common stock. CIT Group Inc. is entitled to vote 7,589,040 shares.

(2)	In an amendment to Schedule 13D filed on October 2, 2008, CIT Real Estate Holding Corporation and CIT Healthcare LLC, each located at 505 Fifth Avenue, 6th Floor, New York, New York 10017, were deemed, pursuant to Rule 13d-3 of the Exchange Act, to hold shared voting and dispositive power over 6,981,350 and 1,042,690 shares of our common stock, respectively. This amendment to Schedule 13D amended and supplemented the Schedule 13D originally filed on July 9, 2007 and was filed to report the grant to CIT Healthcare LLC of warrants to purchase 435,000 shares of our common stock pursuant to a warrant agreement by and between CIT Group Inc. and the company, dated September 30, 2008. By virtue of its 100% ownership of CIT Real Estate Holding Corporation and CIT Healthcare LLC, CIT Group Inc. was deemed to have shared voting and dispositive power over 8,024,040 shares of our common stock. On March 16, 2010, CIT Healthcare LLC entered into a warrant purchase agreement with Tiptree, pursuant to which, CIT Healthcare LLC will sell its warrant to purchase 435,000 shares of our common stock to Tiptree on the Closing Date.

(3)	In an amendment to Schedule 13G filed on April 9, 2010, GoldenTree Asset Management LP was deemed, pursuant to Rule 13d-3 of the Exchange Act, to hold shared voting and dispositive power over 2,741,676 shares of our common stock. By virtue of serving as the general partner of GoldenTree Asset Management LP, GoldenTree Asset Management LLC was deemed to have shared voting and dispositive power over the shares held by GoldenTree Asset Management LP. Likewise, Mr. Steven A. Tananbaum, by virtue of serving as managing member of GoldenTree Asset Management LLC, was deemed to have shared voting and dispositive power over the shares held by GoldenTree Asset Management LP. In a Schedule 13G filed on March 4, 2009, GoldenTree Asset Management LP, GoldenTree Asset Management LLC and Mr. Steven A. Tananbaum, together with GT Asset Management LP and GT Asset Management LLC, reported that they have ceased to be “beneficial owners” of our common stock for purposes of Section 16(a) of the Exchange Act.

(4)	In a Schedule 13G filed on February 5, 2010, Tyndall Capital Partners, L.P., located at 599 Lexington Avenue, Suite 4100, New York, New York 10022, was deemed, pursuant to Rule 13d-3 of the Exchange, to hold shared voting and dispositive power over 1,049,000 shares of our common stock, due to its position as general partner of Tyndall Partners, L.P. and Tyndall Institutional Partners, L.P.

(5)	Mr. Kellman resigned as chief executive officer and president of our company on December 4, 2009. All of Mr. Kellman’s unvested restricted stock and restricted stock units vested upon his resignation. Additionally, all of Mr. Kellman’s performance share awards vested upon the approval of the plan of liquidation by our stockholders on January 28, 2010. The amount of shares beneficially owned by Mr. Kellman in the table above is as of March 25, 2010.

(6)	All of Mr. Besecker’s unvested restricted stock and restricted stock units vested upon the approval of the plan of liquidation by our stockholders on January 28, 2010. Mr. Besecker’s beneficial ownership figure does not reflect the 10,000 shares issuable to him upon settlement of the performance share award granted to him on December 10, 2009.

(7)	Mr. McDugall resigned as chief investment officer of our company on March 18, 2010. All of Mr. McDugall’s unvested restricted stock and restricted stock units vested upon approval of the plan of liquidation by stockholders on January 28, 2010. Mr. McDugall’s beneficial ownership figure does not reflect the performance share award granted to him on December 10, 2009. The amount of shares beneficially owned by Mr. McDugall in the table above is as of March 25, 2010.

(8)	All of Mr. Riso’s unvested restricted stock units vested upon the approval of the plan of liquidation by our stockholders on January 28, 2010. Mr. Riso’s beneficial ownership figure does not reflect the 10,000 shares issuable to him upon settlement of the performance share award granted to him on December 10, 2009.

(9)	All of Mr. Hughes’ unvested restricted stock units vested upon the approval of the plan of liquidation by our stockholders on January 28, 2010. Mr. Hughes’ beneficial ownership figure does not reflect the 6,000 shares issuable to him upon settlement of the performance share award granted to him on December 10, 2009.

(10)	All of our directors unvested restricted stock vested upon the approval of the plan of liquidation by our stockholders on January 28, 2010.

(11)	All of Mr. Warden’s unvested restricted stock units vested upon the approval of the plan of liquidation by our stockholders on January 28, 2010.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and persons who own more than 10% of a registered class of our equity securities are required to furnish us with copies of all Section 16(a) forms that they file. To our knowledge, based solely on review of the copies of such reports furnished to us, all Section 16(a) filing requirements applicable to our executive officers, directors and persons who own more than 10% of a registered class of our equity securities were filed on a timely basis during 2009, except that Mr. Besecker filed one (1) late report with respect to one (1) transaction (shares purchased through the reinvestment of dividends declared on our common stock).

LEGAL PROCEEDINGS

On September 18, 2007, a class action complaint for violations of federal securities laws was filed in the United States District Court, Southern District of New York alleging that the Registration Statement relating to the initial public offering of shares of our common stock, filed on June 21, 2007, failed to disclose that certain of the assets in the contributed portfolio were materially impaired and overvalued and that we were experiencing increasing difficulty in securing our warehouse financing lines. On January 18, 2008, the court entered an order appointing co-lead plaintiffs and co-lead counsel. On February 19, 2008, the co-lead plaintiffs filed an amended complaint citing additional evidentiary support for the allegations in the complaint. We believe the complaint and allegations are without merit, and we intend to defend against the complaint and allegations vigorously. We filed a motion to dismiss the complaint on April 22, 2008. The plaintiffs filed an opposition to our motion to dismiss on July 9, 2008, to which we filed our reply on September 10, 2008. On March 4, 2009, the court denied our motion to dismiss. Care filed its answer on April 15, 2009. At a conference held on May 15, 2009, the Court ordered the parties to make a joint submission (the “Joint Statement”) setting forth: (i) the specific statements that Plaintiffs claim are false and misleading; (ii) the facts on which Plaintiffs rely as showing each alleged misstatement was false and misleading; and (iii) the facts on which Defendants rely as showing those statements were true. The parties filed the Joint Statement on June 3, 2009. On July 31, 2009, the parties entered into a stipulation that narrowed the scope of the proceeding to the single issue of the warehouse financing disclosure in the Registration Statement. Fact discovery closed on April 23, 2010.

The Court ordered the parties to file an abbreviated joint pre-trial statement on June 9, 2010, and scheduled a pre-trial conference for June 11, 2010. At the conclusion of the pre-trial conference, the Court asked the parties to agree on a summary judgment briefing schedule. Defendants filed their motion for summary judgment on July 9, 2010. Plaintiffs are to file their opposition on August 20, 2010 and Defendants are to file their reply on September 17, 2010. The outcome of this matter cannot currently be predicted

On November 25, 2009, we filed a lawsuit in the U.S. District Court for the Northern District of Texas against Cambridge Holdings and its affiliates, including its chairman and chief executive officer (collectively, “Saada Parties”), seeking declaratory judgments that (i) we have the right to engage in a business combination transaction involving our company or a sale of our wholly owned subsidiary that serves as the general partner of the partnership that holds the direct investment in the portfolio without the approval of the Saada Parties, (ii) the contractual right of the Saada Parties to put their interests in the Cambridge medical office building portfolio has expired and (iii) the operating partnership units held by the Saada Parties do not entitle them to receive any special cash distributions made to our stockholders. We also brought affirmative claims for tortious interference by the Saada Parties with a prospective contract and for their breach of the implied covenant of good faith and fair dealing.

On January 27, 2010, the Saada Parties answered our complaint, and simultaneously filed Counterclaims that named our subsidiaries ERC Sub LLC and ERC Sub, L.P., external manager CIT Healthcare LLC, and Board chairman Flint D. Besecker, as additional third-party defendants. The Counterclaims seek four (4) declaratory judgments construing certain contracts among the parties that are largely the mirror image of our declaratory judgment claims. In addition, the Counterclaims also seek monetary damages for purported breaches of fiduciary duty and the duty of good faith and fair dealing, as well as fraudulent inducement, against us and the third-party defendants jointly and severally.

The Counterclaims further request indemnification by ERC Sub, L.P., pursuant to a contract between the parties, and the imposition of a “constructive trust” on our current assets to be disposed as part of any future liquidation of Care, including all proceeds from those assets. Although the Counterclaims do not itemize their asserted damages, they assign these damages a value of $100 million “or more.” In addition, the Saada Parties filed a motion to dismiss our tortious interference and breach of the implied covenant of good faith and fair dealing claims on January 27, 2010. In response to the Counterclaims, we filed, on March 5, 2010, an omnibus motion to dismiss all of the Counterclaims.

On March 22, 2010, we received a letter from Cambridge Holdings, which asserted that the transactions with Tiptree were in violation of our agreements with the Saada Parties.

The Saada Parties filed their opposition to our omnibus motion to dismiss on March 26, 2010, and we filed our response on April 9, 2010.

On April 14, 2010, the Saada Parties’ motion to dismiss was denied and our motion to dismiss was also denied.

On April 27, 2010, we filed an answer to the Saada Parties’ third-party complaint. We continue to believe that the arguments advanced by Cambridge Holdings lack merit.

On May 28, 2010, Cambridge Holdings filed a motion for leave to amend its previously-asserted counterclaims and third-party complaint to include a new claim for breach of contract against Care. This proposed new claim asserts that Cambridge Holdings and Care agreed, in October 2009, upon a sale of ERC Sub, L.P.’s 85% limited partnership interest in the Cambridge properties back to Cambridge Holdings for $20 million in cash plus certain other arrangements involving the cancellation of partnership units and existing escrow accounts. The proposed new claim further asserts that Care reneged on this purported agreement after having previously agreed to all of its material terms, thus “breaching” the agreement. Further, the proposed new claim seeks specific performance of the purported contract. Care denies that any agreement of the sort alleged by Cambridge Holdings was ever reached, and Care also believes that the proposed new claim suffers from several deficiencies. Care filed its opposition on June 18, 2010 and Cambridge Holdings replied on July 1, 2010. In the meantime, on June 21, 2010, ERC Sub sought leave to amend its complaint to assert a breach of contract action against Cambridge Holdings. Cambridge Holdings did not oppose ERC Sub’s motion. To date, the Court has not acted on either of these pending motions for leave to amend.

We are not presently involved in any other material litigation nor, to our knowledge, is any material litigation threatened against us or our investments, other than routine litigation arising in the ordinary course of business. Unless judgments are rendered against the company in connection with the litigation described above, management believes the costs, if any, incurred by us related to litigation will not materially affect our financial position, operating results or liquidity.

DIRECTORS AND EXECUTIVE OFFICERS

Information about Directors

Set forth below is the name, age, title and tenure of each current director of the company, excluding Messrs. Bisbee and Warden and Ms. Robards who are expected to resign their positions from our Board of Directors effective as of the closing of the Tiptree Transaction, followed by a summary of each director’s background and principal occupations.

Name	Age	Director Since

Flint D. Besecker (Chairman of the Board)	44	2007
J. Rainer Twiford (Chair of the CNG Committee)	57	2007

Flint D. Besecker has been a member of our Board of Directors since Care was formed in 2007 and serves as our chairman. Mr. Besecker is a veteran of both the commercial finance and healthcare industries and currently runs Firestone Asset Management, a healthcare middle market private equity business he founded in 2008. Firestone owns a variety of private equity investments focused on early stage life science drug development as well as specialty pharmaceutical companies. In addition, Mr. Besecker was formerly a director and chairman of the compensation committee of Allion Healthcare, a specialty pharmaceutical company serving patients throughout the U.S. Prior to founding Firestone Asset Management, Mr. Besecker served as the president and founder of CIT Healthcare LLC, our Manager, and also served as president of CIT Commercial Real Estate. Prior to joining CIT in 2004, Mr. Besecker held a variety of executive positions including managing director of GE Healthcare Financial Services, executive vice president and chief risk officer of Heller Healthcare Finance and president and co-founder of Healthcare Analysis Corporation. He also served as an officer of Healthcare Financial Partners prior to its acquisition by Heller. Mr. Besecker is treasurer and board member for the Center of Hospice and Palliative Care of Western NY. He received a BS in Accounting from Canisius College in 1988 and is a Certified Public Accountant. Mr. Besecker was selected to serve as a member and chairman of our Board of Directors because of his significant achievements with, and intimate knowledge of, the company and his extensive experience in healthcare and real estate.

J. Rainer Twiford has been a member of our Board of Directors since the consummation of our initial public offering in 2007. Since 1999, Mr. Twiford has been president of Brookline Partners, Inc., an investment advisory company. Prior to joining Brookline Partners, Mr. Twiford was partner of Trammell Crow Company from 1987 until 1991. Mr. Twiford is currently a director of IPI, Inc., Smith of Georgia and Tracon Pharmaceuticals, and previously served on the board of a children’s behavioral health company. Mr. Twiford received a BA and a Ph.D. from the University of Mississippi, an MA from the University of Akron and a JD from the University of Virginia. Mr. Twiford was selected to be a member of our Board of Directors because of his extensive high level experience in the financial industry.

Information about Executive Officers

Our current executive officers are as follows:

Salvatore (Torey) V. Riso Jr., age 48, has served as our president and chief executive officer since December 2009. Mr. Riso formerly served as our secretary and chief compliance officer from February 2008 and has been employed by CIT Group since September 2005, serving as senior vice president and chief counsel of CIT Corporate Finance since March 2007. Prior to his current position at CIT Group, Mr. Riso served as chief counsel for our Manager, CIT Healthcare, and other business units of CIT Group. Between 1997 and 2005, Mr. Riso was in private practice in the New York office of Orrick Herrington & Sutcliffe LLP, where he worked in Orrick’s global finance practice group. Mr. Riso received a BA in economics and history cum laude from UCLA, as well as a JD from the Loyola Law School of Los Angeles.

Paul F. Hughes, age 55, has been our chief financial officer and treasurer since March 2009 and has served as our secretary and chief compliance officer since December 2009. Mr. Hughes is senior vice president and chief financial officer of the CIT Corporate Finance Unit. Mr. Hughes has over 30 years of finance and accounting experience, including 25 years with CIT. Mr. Hughes joined CIT in 1983 as a manager in the Internal Audit Department. He has held a number of executive positions including a leadership position in CIT Equipment Finance from 1986 to 2002 where he was responsible for the financial operations and other management roles with the business unit. Most recently, Mr. Hughes served as Senior Vice President of Corporate Development from 2003 to 2009 where he handled all aspects of pricing, contract negotiations and internal/external coordination for acquisitions and dispositions of CIT businesses. Prior to joining CIT, Mr. Hughes was an audit manager at Coopers and Lybrand. Mr. Hughes is a graduate of Northeastern University in Boston, MA, with a B.S. in Business Administration. Mr. Hughes has also attended the Executive Management Program at the Tuck School of Business at Dartmouth. Mr. Hughes is a CPA, licensed in the State of New York.

INFORMATION CONCERNING DESIGNEES TO OUR BOARD OF DIRECTORS

Effective upon the resignation of Messrs. Warden and Bisbee and Ms. Robards, the Care Board is expected to appoint the Tiptree designees listed below as directors. Set forth below is the name and age of each designee for director of the company followed by a summary of such person’s background and principal occupations. The information provided in this Information Statement regarding Tiptree’s designees for director was provided to the company by Tiptree and has not been independently verified by the company.

Name	Age	Biography

Michael Barnes	44	Mr. Barnes has served as the Chief Executive Officer and Chairman of Tiptree since its inception in 2007 and is a founding partner of Tricadia Holdings, L.P. and its affiliated companies (“Tricadia”), which are privately held and provide investment management services. Prior to the formation of Tricadia in 2003, Mr. Barnes spent two years as Head of Structured Credit Arbitrage within UBS Principal Finance LLC, a wholly owned subsidiary of UBS Warburg, which conducts proprietary trading on behalf of the firm. Mr. Barnes joined UBS in 2000 as part of the merger between UBS and PaineWebber Inc. Prior to joining UBS, Mr. Barnes was a Managing Director and Global Head of the Structured Credit Products Group of PaineWebber. Prior to joining PaineWebber in 1999, he spent 12 years at Bear, Stearns & Co. Inc., the last five of which he was head of their Structured Transactions Group. Mr. Barnes received his A.B. from Columbia College. Mr. Barnes was selected by Tiptree to serve as a member of our Board of Directors because of his extensive experience in asset management, including the management of credit assets, real estate, and for his experience in developing emerging and transitional companies.
Geoffrey Kauffman	51	Mr. Kauffman has served as the President and Chief Operating Officer of Tiptree since its inception in 2007 and has been a Managing Director of Tricadia since 2005. Since joining Tricadia in 2005, Mr. Kauffman has been overseeing a variety of strategic acquisition opportunities and permanent capital projects, including the development of Tiptree. Prior to joining Tricadia, from 2002 to 2004, Mr. Kauffman was a partner with the Shidler Group in a similar capacity, with his primary focus being the development of a credit derivative products company (CDPC). Before joining the Shidler Group, from 1997 to 2001, Mr. Kauffman was involved in the launch of the CGA Group of companies, which originated financial guarantee contracts. From 1997 through 1999, he was the President, Chief Underwriting Officer and Principal Representative of CGA Bermuda, Ltd, the CGA Group’s Bermuda based insurance subsidiary. From 2000 to 2001, he was the President and Chief Executive Officer of CGA Investment Management. Prior to joining CGA, Mr. Kauffman was at AMBAC and the MBIA / AMBAC International joint venture in 1995 and 1996, where he helped develop their international structured finance department. Prior to AMBAC, from 1989 to 1995, Mr. Kauffman was with FGIC’s ABS group and helped establish that business, focusing on CDOs, asset backed securities and multi-seller conduit programs. Prior to FGIC, Mr. Kauffman worked in the Investment Banking Division of Marine Midland Bank (now HSBC), where he focused on middle market mergers and acquisitions and structured finance. Mr. Kauffman holds a B.A. (Psychology) from Vassar College and an M.B.A. (Finance) from Carnegie Mellon University. Mr. Kauffman was selected by Tiptree to serve as a member of our Board of Directors because of his significant and diverse experience in financial transactions, particularly credit transactions, and real estate, as well as his experience in developing emerging and transitional companies.

Name	Age	Biography

Jonathan Ilany	57	Jonathan Ilany has been chairman of the board of directors of Reliance First Capital, a privately owned mortgage company, since 2008. Since 2005, Mr. Ilany has been a private investor and passive partner at Mariner Investment Group. Mr. Ilany was a partner at Mariner Investment Group from 2000-2005, responsible for hiring and setting up new trading groups, overseeing risk management, and he was a senior member of the investment committee and management committee of the firm. From 1996-2000, Mr. Ilany was a private investor and also served as interim Chief Executive Officer of Angiosonics, a start-up medical device company, and as a director of various private companies. From 1982-1995, Mr. Ilany was an employee of Bear Stearns & Co. where he was a member of the Board of Directors. At Bear Stearns, Mr. Ilany initiated and supervised the Fixed Income Analytic and Structuring Group, started the whole loan trading group and the conduit group, and in 1990 began EMC, a specialty mortgage company designed to deal with all RTC liquidations. Mr. Ilany then further developed EMC as a servicing and acquisition platform for distressed mortgage product. He shared responsibility for the Financial Institution Group, all asset-backed securities, and he oversaw the Forex, Commodities and Energy Trading departments. From 1980-1982, Mr. Ilany worked at Merrill Lynch. From 1971-1975, Mr. Ilany served in the armored corps of the Israeli Defense Forces and he was honorably discharged holding the rank of First Lieutenant. Mr. Ilany was selected by Tiptree to serve as a member of our Board of Directors because of his extensive experience in overseeing risk management and serving on the investment committee and management committee of a major investment firm, serving on the board of directors of various companies and his experience with investing in real estate and real estate-related assets.

Name	Age	Biography

William A. Houlihan	55	Mr. Houlihan has more than 30 years of business and financial experience. Since September 2009, he has served on the Board of Directors and as the financial expert on the audit committee of First Physicians Capital Group, Inc., a publicly-traded company that owns ambulatory surgical centers and small hospitals. Since November 2003, Mr. Houlihan has served on the Board of Directors of SNL Financial, a privately-held company that maintains database financial information on financial institutions, REITs, energy, media and other companies. During an eight-year period from 2001 through 2008, Mr. Houlihan was a private investor while he served as transitional Chief Financial Officer for several distressed companies: Sixth Gear, Inc. from October 2007 to November 2008, Sedgwick Claims Management Services from August 2006 until January 2007, Metris Companies from August 2004 to January 2006, and Hudson United Bancorp from January 2001 to November 2003. Mr. Houlihan also worked as an investment banker at UBS from June 2007 to September 2007, J.P. Morgan Securities from November 2003 to July 2004, KBW, Inc. from October 1996 to January 2001, Bear, Stearns & Co., Inc. from April 1991 to October 1996, and Goldman Sachs & Co. from June 1981 to April 1991. He also held several auditing and accounting positions from June 1977 through June 1981. Mr. Houlihan received a Bachelor of Science, Magna Cum Laude in Accounting in 1977 from Manhattan College, became licensed as a Certified Public Accountant in 1979, and received his Masters of Business Administration in Finance in 1983 from New York University Graduate School of Business. Mr. Houlihan was selected by Tiptree to serve as a member of our Board of Directors because of his diverse financial experience, including his service on the boards of directors of several small capitalization, high-growth companies, as chief financial officer of transitional public and privately-held companies and his extensive accounting background.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We have no employees. We are managed by CIT Healthcare LLC, our Manager, pursuant to a management agreement between our Manager and us. All of our named executive officers (Messrs. Riso and Hughes) are, or in the case of Messrs. Kellman, McDugall and Plenskofski, were, employees of our Manager or one of its affiliates. We have not paid, and we do not intend to pay, any cash compensation to our executive officers and we do not currently intend to adopt any policies with respect thereto. We do not have agreements with any of our executive officers or any employees of our Manager or its affiliates with respect to their cash compensation. Our Manager determines the levels of base salary and cash incentive compensation that may be earned by our executive officers, as our Manager determines is appropriate. Our Manager also determines whether and to what extent our executive officers are provided with pension, deferred compensation and other employee benefits plans and programs.

Cash compensation paid to our executive officers is paid by our Manager or its affiliates in part from the fees paid by us to our Manager under the management agreement. We do not control how such fees are allocated by our Manager to its employees. In addition, we understand that, because the services performed by our Manager’s and its affiliates’ employees, including our executive officers, are not performed exclusively for us, our Manager is not able to segregate that portion of the cash compensation paid to our executive officers by our Manager or its affiliates that relates to their services to us.

Equity Compensation

Our Compensation, Nominating and Governance Committee (“CNG Committee”), may, from time to time, grant equity awards designed to align the interests of our executive officers with those of our stockholders, by allowing our executive officers to share in the creation of value for our stockholders through stock appreciation and dividends. The equity awards granted to our executive officers are generally subject to time-based vesting requirements designed to promote the retention of management and to achieve strong performance for our company. These awards further provide flexibility to us in our ability to enable our Manager to attract, motivate and retain talented individuals at our Manager. We have adopted the Care Investment Trust Inc. 2007 Equity Plan, which provides for the issuance of equity-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units, unrestricted stock awards and other awards based on our common stock that may be made by us to our directors and officers and to our advisors and consultants who are providing services to the company (which may include employees of our Manager and its affiliates) as of the date of the grant of the award. Shares of common stock issued to our independent directors with respect to their annual retainer fees are also issued under this plan.

Our Board of Directors has delegated its administrative responsibilities under the 2007 Equity Plan to our CNG Committee. In its capacity as plan administrator, the CNG Committee has the authority to make awards to eligible directors, officers, advisors and consultants, and to determine what form the awards will take and the terms and conditions of the awards. Grants of equity-based or other compensation to our chief executive officer must also be approved by the independent members of our Board.

Special Equity Grant to Mr. Kellman

On March 13, 2009, our Board of Directors approved a special grant of 21,440 restricted stock units to Mr. Kellman. The award was structured to vest in four equal installments beginning on the first anniversary of the grant date (March 13, 2010). Our Board of Directors granted the award to Mr. Kellman, which had a grant date fair value of $124,995 based on our closing stock price on March 13, 2009 of $5.83 per share, to recognize his service as Chief Executive Officer and President of the company. Mr. Kellman resigned from the company on December 4, 2009. Pursuant to the terms of his award, the 21,440 restricted stock units vested upon his resignation.

Special Equity Grant to Mr. Riso

On March 12, 2009, our Board of Directors approved a special grant of 10,486 restricted stock units to Mr. Riso. The award was structured to vest in four equal installments beginning on the first anniversary of the grant date. Our Board of Directors granted the award to Mr. Riso, which had a grant date fair value of $62,497 based on our closing stock price on March 12, 2009 of $5.96 per share, to recognize Mr. Riso’s continued service to the company. These shares vested on January 28, 2010, upon the approval of the plan of liquidation by our stockholders.

Special Equity Grant to Mr. Hughes

On May 7, 2009, our Board of Directors approved a special grant of 13,333 restricted stock units to Mr. Hughes. The award was structured to vest in four equal installments beginning on the first anniversary of the grant date. Our Board of Directors granted the award to Mr. Hughes, which had a grant date fair market value of $66,265 based on our closing stock price on May 7, 2009 of $4.97 per share, to recognize Mr. Hughes’s service to our company as the new chief financial officer and treasurer. These shares vested on January 28, 2010, upon the approval of the plan of liquidation by our stockholders.

Performance Share Awards to Mr. Riso and Mr. Hughes

On December 10, 2009, our Board of Directors awarded Mr. Riso and Mr. Hughes performance share awards with target levels of 5,000 and 3,000, respectively. These awards were amended and restated on February 23, 2010, such that the awards are triggered upon the execution, during 2010, of one or more of the following transactions that results in a return of liquidity to our stockholders within the parameters expressed in the agreement: (i) a merger or other business combination resulting in the disposition of all of the issued and outstanding equity securities of the company, (ii) a tender offer made directly to our stockholders either by us or a third party for at least a majority of our issued and outstanding common stock, or (iii) the declaration of aggregate distributions by the our Board equal to or exceeding $8.00 per share. If the net proceeds are less than $7.50 per share, each individual will receive 50% of their respective target awards. If the net proceeds are greater than or equal to $7.50 per share and less than or equal to $7.99 per share, each individual will receive his respective target award. If the net proceeds are equal to or exceed $8.00 per share, each individual will receive 200% of his respective target award. Each performance share award will accrue any distributions declared during the award period without duplication. If any of these individuals is terminated or removed during the award period for cause, they will automatically forfeit their performance share award. If any of these individuals is terminated or removed during the award period for any other reason, then they will receive a prorated award at the end of the award period based on the number of days during the award period that they were with the company. Upon a change in control of the company, other than a liquidity event, during the award period, the award period will automatically be deemed completed and payouts will be made to each individual at their respective target levels.

Mr. Riso will be entitled to receive 10,000 performance shares in connection with the Tiptree Transaction, which will represent $90,000 in value if the tender offer to be conducted as part of the Tiptree Transaction is completed.

Mr. Hughes will be entitled to receive 6,000 performance shares in connection with the Tiptree Transaction, which will represent $54,000 in value if the tender offer to be conducted as part of the Tiptree Transaction is completed.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation paid to our named executive officers by us in 2009, 2008 and 2007.

		Stock
		Awards(1)	Total
Name and Principal Position	Year	($)	($)

Salvatore (Torey) V. Riso Jr.(2)	2008	$18,058	$18,058
Chief Executive Officer, President	2009	$149,933	$149,933
Paul F. Hughes(3)	2009	$110,131	$110,131
Chief Financial Officer, Treasurer, Secretary & Chief Compliance Officer
F. Scott Kellman(4)	2007	$75,719	$75,719
Chief Executive Officer, President	2008	$256,881	$256,881
	2009	$966,734	$966,734
Frank E. Plenskofski(5)	2008	$0	$0
Chief Financial Officer, Treasurer	2009	$0	$0

(1)	Amounts recognized by the company for financial statement reporting purposes in the fiscal years ended December 31, 2007, December 31, 2008 and December 31, 2009 in accordance with Accounting Standards Codification 718 — Compensation — Stock Compensation. See Footnote 10 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2007 and Footnote 14 to our Consolidated Financial Statements in our Annual Report on Form 10-K for each of the years ended December 31, 2009 and 2008. In accordance with SEC rules, estimates of forfeitures related to service-based conditions have been disregarded.

(2)	Mr. Riso was not an executive officer in 2007. On December 10, 2009, Mr. Riso was awarded a performance share award with a threshold, target and maximum award of 2,500, 5,000 and 10,000 shares, respectively. The grant date fair value of the award assuming the achievement of the highest level of performance is $79,800. On February 23, 2010, our Board amended the performance share awards. See “Compensation Discussion and Analysis — Performance Share Awards to Mr. Riso and Mr. Hughes” for more information on the amendment. The grant date fair value of the award on February 23, 2010 for the highest level of performance is $83,200.

(3)	Mr. Hughes was not an executive officer in 2007 and 2008. On December 10, 2009, Mr. Hughes was awarded a performance share award with a threshold, target and maximum award of 1,500, 3,000 and 6,000 shares, respectively. The grant date fair value of the award assuming the highest level of performance is $47,880. On February 23, 2010, our Board amended the performance share awards. See “Compensation Discussion and Analysis — Performance Share Awards to Mr. Riso and Mr. Hughes” for more information on the amendment. The grant date fair value of the award on February 23, 2010 for the highest level of performance is $49,920.

(4)	On December 4, 2009, Mr. Kellman resigned as Chief Executive Officer and President of the company. Pursuant to the terms of Mr. Kellman’s restricted stock and RSU awards, the restricted stock and RSU awards vested upon his resignation. In addition, upon Mr. Kellman’s resignation, we agreed that, notwithstanding the terms of his performance share award, when the determination of the payout percentage is made by our compensation committee at the end of the award period, the performance goals under the award shall be deemed to have been attained at “target” level performance, or 23,255 shares of common stock. Under the terms of the performance share award and our equity plan, stockholder approval of the plan of liquidation on January 28, 2010, resulted in the acceleration of the award period and the 23,255 shares vested.

(5)	Mr. Plenskofski resigned as Chief Financial Officer and Treasurer of the company on March 16, 2009. In connection with his resignation, Mr. Plenskofski forfeited his RSU award.

Grants of Plan-Based Awards

The following table sets forth information about awards granted to our named executive officers by us during the fiscal year ended December 31, 2009.

					All Other			Grant
					Stock			Date
					Awards:			Fair
					Number of	Market		Value of
		Estimated Future Payouts Under			Shares of	Price on		Stock and
		Equity Incentive Plan Awards			Stock or	Grant		Option
		Threshold	Target	Maximum	Units	Date		Awards
Name	Grant Date	(#)	(#)	(#)	(#)	($/Sh)		($)

Salvatore (Torey) V. Riso, Jr.	3/12/2009(2)	—	—	—	10,486	$5.96		$62,497
	12/10/2009(1)	2,500	5,000	10,000	—	$7.98		$79,800
Paul F. Hughes	5/7/2009(2)	—	—	—	13,333	$4.97		$66,265
	12/10/2009(1)	1,500	3,000	6,000	—	$7.98		$47,880
Scott F. Kellman	3/13/2009(3)	0	0	0	21,440	$5.83		$124,995
Frank E. Plenskofski		0	0	0	0	—	(4)	—	(4)

(1)	Award under the Amended and Restated Performance Share Award Agreement granted on December 10, 2009 and amended and restated on February 23, 2010. The stock award in the table above represents the maximum opportunity for Mr. Riso and Mr. Hughes, respectively, expressed as a number of RSUs. The fair value of the grants made to Mr. Riso and Mr. Hughes as of the amendment date of February 23, 2010 for highest level of performance is $83,200 and $49,920, respectively.

(2)	RSU awards that were structured to vest ratably over the four period from the grant date, beginning on March 12, 2010 and May 7, 2010 for Mr. Riso and Mr. Hughes, respectively.

(3)	Mr. Kellman resigned from the company on December 4, 2009. Pursuant to the terms of his award, these RSUs vested upon his resignation.

(4)	Mr. Plenskofski did not receive any equity awards in 2009.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to all outstanding Care equity awards held by each named executive officer at the end of the fiscal year ended December 31, 2009.

					Equity
			Market		Incentive
	Number of		Value of		Plan Awards:
	Shares		Shares or		Number of
	or Units		Units of		Unearned Shares,
	of Stock		Stock		Units or Other
	That Have		That Have		Rights
	Not Vested		Not Vested		That Have
Name	(#)		($)(1)		Not Vested

Salvatore (Torey) V. Riso, Jr.	12,210	(2)	$94,994	(6)
	10,486	(2)	$81,581	(6)
					5,000	(7)
Paul F. Hughes	13,333	(3)	$103,731	(6)
					3,000	(8)
Scott Kellman	0	(4)	$0	(4)	23,255	(9)
Frank E. Plenskofski	0	(5)	$0	(5)

(1)	Based on the closing price of our common stock on the last business day of the fiscal year ended December 31, 2009 of $7.78.

(2)	RSU awards granted on May 12, 2008 and March 12, 2009, that were structured to vest in four equal installments on the anniversaries of the grant date. Number represents portion of RSUs not yet vested as of December 31, 2009.

(3)	RSU award granted on May 7, 2009, that were structured to vest in four equal installments on the anniversaries of the grant date.

(4)	Mr. Kellman resigned from the company on December 4, 2009. In connection with his resignation, Mr. Kellman’s 40,000 restricted shares and 73,882 RSUs vested, including the 21,440 RSUs granted to Mr. Kellman on March 13, 2009. In connection with the approval of the plan of liquidation by our stockholders on January 28, 2010, Mr. Kellman’s 23,255 performance shares vested.

(5)	Mr. Plenskofski resigned from the company on March 16, 2009. He forfeited his grants in connection with his resignation.

(6)	All RSU awards granted vested on January 28, 2010.

(7)	On December 10, 2009, Mr. Riso was awarded a performance share award with a target level of 5,000 shares. On February 23, 2010, our Board amended the performance share award. See “Compensation Discussion and Analysis — Performance Share Awards to Mr. Riso and Mr. Hughes” for more information on the award.

(8)	On December 10, 2009, Mr. Hughes was awarded a performance share award with a target level of 3,000 shares. On February 23, 2010, our Board amended the performance share award. See “Compensation Discussion and Analysis — Performance Share Awards to Mr. Riso and Mr. Hughes” for more information on the award.

(9)	In May 2008, Mr. Kellman was granted a performance share award to cover the performance period from January 1, 2008 through December 31, 2010. Upon Mr. Kellman’s resignation on December 4, 2009, we agreed that, notwithstanding the terms of his performance share award, when the determination of the payout percentage is made by our compensation committee at the end of the award period, the performance goals under the award shall be deemed to have been attained at “target” level performance, or 23,255 shares of common stock. Under the terms of the performance share award and our equity plan, stockholder approval of the plan of liquidation on January 28, 2010, resulted in the acceleration of the award period and the 23,255 shares vested.

Option Exercises and Stock Vested

We have not granted any stock options. The 40,000 shares of restricted stock granted to Mr. Kellman at the time of our initial public offering vested due to his termination from our Manager (after he had resigned from Care) without cause. Apart from Mr. Kellman, no other named executive’s restricted shares vested during the fiscal year ended December 31, 2009.

Pension Benefits

Our named executive officers received no benefits in fiscal year 2009 from us under defined pension or defined contribution plans.

Nonqualified Deferred Compensation

Our company does not have a nonqualified deferred compensation plan that provides for deferral of compensation on a basis that is not tax-qualified for our named executive officers.

Potential Payments Upon Termination or Change in Control

Our named executive officers are employees of our Manager or its affiliates and therefore we generally have no obligation to pay them any form of cash compensation upon their termination of employment, except with respect to the restricted stock award agreements, RSU agreements and performance share award agreements.

On January 28, 2010, our stockholders approved a plan of liquidation, which was filed as Exhibit A to our definitive proxy statement filed on December 28, 2009. Pursuant to the terms of the restricted stock and RSU grant instruments and our Equity Plan, stockholder approval of the plan of liquidation resulted in the accelerated vesting of restricted stock and RSUs. Therefore, our directors’ and executive officers’ outstanding restricted stock and RSUs vested on January 28, 2010.

On May 12, 2008, Mr. Kellman, our former chief executive officer, was granted a performance share award to cover the performance period from January 1, 2008 through December 31, 2010. In connection with Mr. Kellman’s resignation as our chief executive officer, we agreed that, notwithstanding the terms of his performance share award, when the determination of the payout percentage is made by our compensation committee at the end of the award period, the performance goals under the award shall be deemed to have been attained at “target” level performance, or 23,255 shares of common stock. Under the terms of the performance share award and our Equity Plan, stockholder approval of the plan of liquidation on January 28, 2010, resulted in the acceleration of the award period and the 23,255 shares vested.

Messrs. Riso and Hughes were awarded performance share awards on December 10, 2009, as amended on February 23, 2010. If Messrs. Riso or Hughes are terminated for “cause,” as defined in their Amended and Restated Performance Share Award Agreements, prior to December 31, 2010, all performance shares awarded to them under the performance share award agreements would be automatically forfeited. If Messrs. Riso or Hughes are terminated for any reason other than for “cause” prior to December 31, 2010, the individual will receive a pro-rata percentage of the performance shares that would otherwise be payable if he had not been terminated.

If we experienced a “change in control” as of December 31, 2009, other than a liquidity event, the performance period would have been deemed to have completed as of such date, and the company would have been deemed to have achieved target level performance, resulting in an award of 5,000 shares of common stock to Mr. Riso and 3,000 shares of common stock to Mr. Hughes, which would have had a fair market value as of December 31, 2009 of $38,900 and $23,340, respectively, based on our closing stock price on December 31, 2009 of $7.78 per share.

Director Compensation

The following table sets forth information regarding the compensation paid to, and the compensation expense we recognized, with respect to our Board of Directors during the fiscal year ended December 31, 2009:

	Fees Earned or
	Paid in	Stock
	Cash	Awards	Total
Name	($)	($)(1)	($)

Flint D. Besecker(2)	$51,974	$49,983	$101,956
Gerald E. Bisbee, Jr., Ph.D.	$57,517	$49,983	$107,500
Kirk E. Gorman(3)	$45,012	$37,488	$82,500
Alexandra Lebenthal(4)	$50,017	$49,983	$100,000
Karen P. Robards	$57,017	$49,983	$107,000
J. Rainer Twiford	$55,017	$49,983	$105,000
Steven N. Warden(5)	$0	$123,900	$123,900

(1)	Amounts recognized by the company for financial statement reporting purposes in the fiscal year ended December 31, 2009 in accordance with Accounting Standards Codification 718 — Compensation — Stock Compensation. See Footnote 14 to our Consolidated Financial Statements in our Annual Report on Form 10-K. In accordance with SEC rules, estimates of forfeitures related to service-based conditions have been disregarded. As discussed below, each director, except for Mr. Warden, receives an annual retainer payable half in cash and half in unrestricted shares of our common stock. These unrestricted shares are granted in approximately equal amounts per quarter in arrears and are based on the closing price of our common stock on the last business day of each quarter. The grant date fair market value of our common stock as of the ends of each of the fiscal quarters in 2009 were $7.78, $7.67, $5.20 and $5.46, respectively.

(2)	Mr. Besecker was granted 10,000 RSUs on November 5, 2009 that were structured to vest in four equal installments beginning on the first anniversary of the grant date. In addition, on December 10, 2009, Mr. Besecker was awarded a performance share award with a threshold, target and maximum award of 2,500, 5,000, and 10,000 shares, respectively. The grant date fair value of the award assuming the achievement of the highest level of performance is $79,800. On February 23, 2010, our Board amended the performance share awards. See “Performance Share Award to Mr. Besecker” below for more information on the amendment. The grant date fair value of the award on February 23, 2010 for the highest level of performance is $83,200.

(3)	Mr. Gorman resigned from the Board of Directors on October 19, 2009.

(4)	Ms. Lebenthal resigned from the Board of Directors on January 28, 2010.

(5)	Mr. Warden was granted 15,000 RSUs on May 7, 2009 that were structured to vest in four equal installments beginning on the first anniversary of the grant date.

Each independent director receives an annual retainer of $100,000. The annual retainer payable to our independent directors is payable quarterly in arrears, half in cash and half in unrestricted stock. Any portion of the annual retainer that an independent director receives in stock is granted pursuant to our 2007 Equity Plan.

The Chairman of our Board of Directors is entitled to receive an additional annual retainer of $10,000. The Chairs of our Audit Committee and our former NCGIO Committee are each entitled to receive an additional annual retainer of $7,500. The Chairman of our former Compensation Committee is entitled to receive an additional annual retainer of $5,000. Effective January 28, 2010, the Compensation Committee and NCGIO Committee were combined into the CNG Committee. The Chair of our CNG Committee is entitled to receive an additional annual retainer of $7,000. These additional retainer amounts paid to our Board and committee chairs are payable in cash. In addition, we reimburse all directors for reasonable out-of-pocket expenses incurred in connection with their services on our Board of Directors.

Performance Share Award to Mr. Besecker

On December 10, 2009, our Board of Directors awarded Mr. Besecker a performance share award with a target share award of 5,000 shares of our common stock. This award was amended and restated on February 23, 2010, such that the award is triggered upon the execution, during 2010, of one or more of the following transactions that results in a return of liquidity to our stockholders within the parameters expressed in the agreement: (i) a merger or other business combination resulting in the disposition of all of the issued and outstanding equity securities of the company, (ii) a tender offer made directly to our stockholders either by us or a third party for at least a majority of our issued and outstanding common stock, or (iii) the declaration of aggregate distributions by the our Board equal to or exceeding $8.00 per share.

Mr. Besecker will be entitled to receive 10,000 performance shares in connection with the Tiptree Transaction, which will represent $90,000 in value if the tender offer to be conducted as part of the Tiptree Transaction is completed.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of our Board is responsible for determining executive compensation. Messrs. Bisbee and Twiford and Ms. Lebenthal were the members of the Compensation Committee during fiscal 2009. None of the Compensation Committee members were at any time during fiscal 2009, or at any other time, an officer or employee of Care or any of our subsidiaries. No member on the Compensation Committee serves as a member of the Board or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

BOARD OF DIRECTORS AND GOVERNANCE

Director Attendance at Annual Meetings

During 2009, our Board of Directors held 14 meetings (telephonic and in-person), our Compensation Committee held three (3) meetings, and our Nominating and Governance Committee held three (3) meetings. None of our current directors attended less than 75% of the Board and committee meetings that he or she was required to attend.

Care’s directors are expected to attend Care’s annual meeting of stockholders. All but one of our directors at the time attended the 2009 annual meeting.

Director Independence

Our Board of Directors has previously determined that J. Rainer Twiford is independent under the independence criteria established by the New York Stock Exchange (“NYSE”). We expect that our Board of Directors will determine, at the time they are nominated, that Jonathan Ilany and William Houlihan are independent and that Flint Besecker is also now independent, in each case under the independence criteria established by the NYSE.

Audit Committee

Our Board of Directors has established an audit committee that meets the definition provided by Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is currently comprised of Mr. Bisbee, serving as chairperson, Mr. Twiford and Ms. Robards, all independent directors within the definition of independence imposed by Rule 10A-3 under the Exchange Act. Mr. Bisbee qualifies as an “audit committee financial expert” as that term is defined in the Exchange Act. We have not yet determined the composition of our Audit Committee following the closing of the Tiptree Transaction.

The Audit Committee operates under an Audit Committee Charter adopted by our Board. The Audit Committee assists the Board of Directors in overseeing:

•	our accounting and financial reporting processes;

•	the integrity and audits of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the qualifications and independence of our independent auditors; and

•	the performance of our independent auditors and any internal auditors.

The Audit Committee is also responsible for engaging the independent auditors, reviewing with the independent auditors the plans and results of the audit engagement, approving professional services provided by the independent auditors and considering the range of audit and non-audit fees.

Compensation, Nominating and Governance Committee

On January 28, 2010, we combined our Compensation Committee and our Nominating and Corporate Governance Committee into a single committee. The Compensation, Nominating and Governance Committee (the “CNG Committee”) is comprised of our three (3) current independent directors: Ms. Robards and Messrs. Bisbee, and Twiford. We have not yet determined the composition of our CNG Committee following the closing of the Tiptree Transaction.

The CNG Committee operates under a Compensation, Nominating and Governance Committee Charter adopted by our Board. The principal functions of the CNG Committee are to:

•	evaluate the performance of and compensation paid by us, if any, to our chief executive officer;

•	evaluate the performance of our Manager;

•	review the compensation and fees payable to our Manager under our management agreement;

•	administer our incentive plans; and

•	produce a report on executive compensation required to be included in our proxy statement for our annual meetings.

•	identifying, recruiting and recommending to the full Board of Directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at the annual meeting of stockholders;

•	developing and recommending to the Board of Directors corporate governance guidelines, including the committee’s selection criteria for director nominees;

•	reviewing and making recommendations on matters involving general operations of the Board of Directors and our corporate governance;

•	recommending to the Board of Directors nominees for each committee of the Board of Directors;

•	annually facilitating the assessment of the Board of Directors’ performance as a whole and of the individual directors and reports thereon to the Board of Directors; and

•	reviewing and, if appropriate, approving certain investment opportunities.

Identification of Director Candidates

Our CNG Committee assists our Board of Directors in identifying and reviewing director candidates to determine whether they qualify for membership on the Board of Directors and for recommending to the Board the director nominees to be considered for election at our annual meetings of stockholders.

In making recommendations to our Board, our CNG Committee considers such factors as it deems appropriate. The Board seeks diversity in its members with respect to background, skills and expertise, industry knowledge and experience. The CNG Committee uses the following general criteria for identifying director candidates:

1. Directors should possess senior level management and decision-making experience;

2. Directors should have a reputation for integrity and abiding by exemplary standards of business and professional conduct;

3. In selecting director nominees, the Board should seek candidates with the commitment and ability to devote the time and attention necessary to fulfill their duties and responsibilities to Care and its stockholders;

4. Directors should be highly accomplished in their respective field, with leadership experience in corporations or other complex organizations, including government, educational and military institutions;

5. In addition to satisfying the independence criteria described in the Corporate Governance Guidelines, non-management directors should be able to represent all stockholders of Care;

6. Directors who are expected to serve on a Committee of the Board shall satisfy the New York Stock Exchange and legal criteria for members of the applicable Committee;

7. Directors should have the ability to exercise sound business judgment to provide advice and guidance to the Chief Executive Officer with candor; and

8. The Board’s assessment of a director candidate’s qualifications includes consideration of diversity, age, skills and experience in the context of the needs of the Board.

The foregoing general criteria apply equally to the evaluation of all potential, non-management director nominees, including those individuals recommended by stockholders.

Care does not have a formal policy with regard to its consideration of diversity when considering candidates for election as directors but believes that diversity is an important factor in determining the composition of the Board. Thus, the CNG Committee strives to nominate directors with diverse experience and background that complement each other so that, as a group, the Board will possess the appropriate talent, skills, depth of experience, and expertise to manage Care’s business. In considering whether to recommend any candidate for inclusion in the Board’s director nominees, including those submitted by stockholders, the CNG Committee will apply the selection criteria set forth in the Company’s Corporate Governance Guidelines. These criteria include a nominee’s background, skills, expertise, industry knowledge and experience.

Our CNG Committee may solicit and consider suggestions of our directors, our Manager or our management regarding possible nominees. Our CNG Committee may also procure the services of outside sources or third parties to assist in the identification of director candidates.

Our CNG Committee may consider director candidates recommended by our stockholders. Our CNG Committee will apply the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of our Board. Any recommendations by stockholders should follow the procedures outlined in our Corporate Governance Guidelines and should also provide the reasons supporting a candidate’s recommendation, the candidate’s qualifications and the candidate’s written consent to being considered as a director nominee. In addition, any stockholder recommending a director candidate should submit information demonstrating the number of shares of common stock that he or she owns.

Code of Business Conduct, Code of Ethical Conduct and Board Committee Charters

Our Board of Directors has adopted a Code of Business Conduct and a Code of Ethical Conduct as required by the listing standards of the NYSE that applies to our directors, executive officers and employees of our Manager and its affiliates. The Code of Business Conduct and Code of Ethical Conduct were designed to assist our directors, executive officers and employees of our Manager and its affiliates in complying with the law, resolving moral and ethical issues that may arise and in complying with our policies and procedures. Among the areas addressed by the Code of Business Conduct and Code of Ethical Conduct are compliance with applicable laws, conflicts of interest, use and protection of our company’s assets, confidentiality, communications with the public, accounting matters, records retention and discrimination and harassment.

Corporate Governance Documents Available at Our Website

We are committed to operating our business under strong and accountable corporate governance practices. You are encouraged to visit the corporate governance section of our corporate website at http://www.carereit.com to view or to obtain copies of the respective charters of our Audit Committee and Compensation, Nominating and Governance Committee, our Code of Business Conduct, Code of Ethical Conduct and Corporate Governance Guidelines.

Executive Sessions of Independent Directors

In accordance with our Corporate Governance Guidelines, the independent directors serving on our Board of Directors generally meet in executive session during each regularly scheduled Board meeting without the presence of any non-independent directors or other persons who are part of our management. The executive sessions regularly are chaired by Ms. Robards, the Lead Director elected by a majority of the independent directors. Interested parties may communicate directly with the presiding director or non-management directors as a group through the process set forth above under “Communications with our Board of Directors.”

Current Board Leadership Structure.

Our Board is led by a non-executive Chairman. Flint Besecker became our Chairman in October 2009 when Mr. Kirk Gorman, our then Chairman resigned. Mr. Besecker formerly served as president of CIT Healthcare LLC. As Chairman, Mr. Besecker performs many important duties on behalf of the Board, including reviewing and approving the Board agenda and presiding at all Board meetings, acting as the principal contact for the Chief Executive Officer and other members of the Board and management. The Board decided to elect a non-executive Chairman and separate the positions of Chief Executive Officer and Chairman of the Board because it believes that this structure is appropriate given the fact that Mr. Besecker is a former chief executive officer of CIT Healthcare, our Manager, and can bring this experience to bear in assisting the company in realizing its strategic objectives.

To help ensure that the Board carries out its oversight responsibilities, our Governance Guidelines require the Board as a whole to maintain a substantial degree of independence from management. Pursuant to the Governance Guidelines, a substantial majority of the Board must be independent under the independence criteria established by the NYSE. As of the date hereof, three (3) of our current five (5) directors have been determined to be independent, and we expect that the Care Board will determine, prior to closing of the Tiptree Transaction, that Mr. Besecker satisfies the independence criteria established by the NYSE.

The company requires that there be a Lead Director should the Chairman of the Board be an employee or former employee of the company. Karen Robards currently serves as the Company’s Lead Director and provides the following services to the company: review and provide input with respect to Board meeting agendas, preside at executive sessions or at meetings of the Board when the Chairman is not present, and coordinate communications between the Board and the Chief Executive Officer. In accordance with the Governance Guidelines, independent directors meet in regularly scheduled executive sessions at such times and for such reasons as they desire and set. At this time, Ms. Robards as Lead Director presides at such executive sessions.

Board’s Role in Risk Oversight.

Our Board oversees our business in general, including risk management and performance of the Chief Executive Officer and other members of senior management, to assure that the long-term interests of the stockholders are being served. Each committee of our Board is also responsible for reviewing the risk exposure related to such committee’s areas of responsibility and providing input to senior management on such risks.

Management and our Board have a process to identify, analyze, manage and report all significant risks facing us. Our Chief Executive Officer and other members of senior management regularly report to the Board on significant risks facing us, including legal, financial, operational and strategic risks. The Audit Committee reviews with senior management significant risks related to the company and periodically reports to the Board on such risks.

In addition, pursuant to its charter, the Audit Committee is responsible for reviewing and discussing the company’s business risk management process, including the quality and integrity of Care’s financial statements, and accounting and reporting processes; Care’s compliance with legal and regulatory requirements; the independent auditors’ qualifications and independence; and the performance of Care’s internal audit and credit audit functions. Furthermore, the Audit Committee evaluates key financial statement issues and risks, their impact or potential effect on reported financial information and the process used by management to address such matters. At each Audit Committee meeting, management briefs the committee on the current business and financial position of the company, as well as such items as internal audits and independent audits.

COMMUNICATIONS WITH OUR BOARD OF DIRECTORS

We have a process by which stockholders and/or other parties may communicate with our Board of Directors, our independent directors as a group or our individual directors. Any such communications may be sent to our Board by U.S. mail or overnight delivery and should be directed to the Board of Directors, a Committee, the independent directors as a group, or an individual director, c/o Paul Hughes, Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer, at Care Investment Trust Inc., 505 Fifth Avenue, 9th Floor, New York, New York 10017, who will forward such communications on to the intended recipient. Any such communications may be made anonymously. In addition, stockholder communications can be directed to the Board by calling the Care hotline listed on our website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures With Respect to Related Party Transactions

It is the policy of our Board of Directors that all related party transactions (generally, transactions involving amounts exceeding $120,000 in which a related party (directors and executive officers or their immediate family members, or stockholders owning 5% of more of our outstanding stock) had or will have a direct or indirect material interest) shall be subject to approval or ratification by the Audit Committee in accordance with the following procedures.

Each party to a potential related party transaction is responsible for notifying our Manager’s legal department of the potential related person transaction in which such person or any immediate family member of such person may be directly or indirectly involved as soon as he or she becomes aware of such transaction. Our Manager’s legal department will determine whether the transaction should be submitted to the Audit Committee for consideration. The Audit Committee will then review the material facts of the transaction and either approve or disapprove of the entry into such transaction.

Transactions with Related Persons

Management Agreement

In connection with our initial public offering, we entered into a Management Agreement with our Manager, which describes the services to be provided by our Manager and its compensation for those services. On September 30, 2008, we amended (the “Amendment”) the Management Agreement between ourselves and the Manager, and on January 15, 2010 we further amended and restated (the “Amendment and Restatement”) the Management Agreement. In consideration of the Amendment and for the Manager’s continued and future services to us, we granted the Manager warrants to purchase 435,000 shares of our common stock at $17.00 per share under the 2007 Manager Equity Plan. See “Transactions with Related Persons — Warrant” below.

Under the Amendment and Restatement, our Manager, subject to the oversight of our board of directors, is required to conduct our business affairs in conformity with the policies and the investment guidelines that are approved by our Board of Directors. The Amendment and Restatement continues in effect, unless earlier terminated, until December 31, 2011.

The Amendment and Restatement reduces the base management fee to a monthly amount equal to (i) $125,000 from February 1, 2010 until the earlier of (x) June 30, 2010 and (y) the date on which four of our six existing investments have been sold; then from such date (ii) $100,000 until the earlier of (x) December 31, 2010 and (y) the date on which five of our six existing investments have been sold; then from such date (iii) $75,000 until the effective date of expiration or earlier termination of the Amendment and Restatement by either of us or the Manager; provided, however, that notwithstanding the foregoing, the base management fee will remain at $125,000 per month until the later of: (a) ninety (90) days after the filing by us of a Form 15 with the SEC; and (b) the date that the we are no longer subject to the reporting requirements of the Exchange Act.

In addition, pursuant to the Amendment and Restatement, we will pay the Manager a Buyout Payment of $7.5 million, payable as follows: (i) $2.5 million on the Effective Date; (ii) $2.5 million upon the earlier of (a) April 1, 2010 and (b) the effective date of the termination of the Amendment and Restatement by either of us or the Manager; and (iii) $2.5 million upon the earlier of (a) June 30, 2011 and (b) the effective date of the termination of the Amendment and Restatement by either us or the Manager. The termination fee that is operative under the original Management Agreement was replaced by the Buyout Payments under the Amendment and Restatement. On January 29, 2010 and April 1, 2010, we paid our Manager $2.5 million and $2.5 million, respectively, pursuant to the Buyout Payments under the Amendment and Restatement.

The Manager is also eligible for an incentive fee of $1.5 million if (i) at any time prior to December 31, 2011, the aggregate cash dividends paid to our stockholders since the Effective Date equal or exceed $9.25 per share or (ii) as of December 31, 2011, the sum of (x) the aggregate cash dividends paid to our stockholders since the Effective Date and (y) the company’s cash and cash equivalents on hand less cash flows and expenses and other obligations of the company, including the incentive fee, equals or exceeds $9.25 per share. If the Manager would be eligible for the incentive fee but for the impact of the payment of the $1.5 million incentive fee, we will pay the Manager a reduced incentive fee up to the amount that allows the company to satisfy such $9.25 per share eligibility requirement.

Both parties can terminate the Amendment and Restatement without cause under certain circumstances, and we can terminate the Amendment and Restatement with cause.

For the year ended December 31, 2009, we recognized $2.2 million in management fee expense related to the base management fee, and our Manager was not eligible for an incentive fee.

Mortgage Purchase Agreement

On September 30, 2008, we entered into a Mortgage Purchase Agreement (the “MPA”) with our Manager in order to secure a potential additional source of liquidity. The MPA expired on September 30, 2009. Pursuant to the MPA, we had the right, but not the obligation, to cause the Manager to purchase our current senior mortgage assets at their then-current fair market value, as determined by a third party appraiser. However, the MPA provided that in no event shall the Manager be obligated to purchase any mortgage asset if (a) the Manager has already purchased mortgage assets with an aggregate sale price of $125.0 million pursuant to the MPA or (b) the third-party appraiser determines that the fair market value of such mortgage asset is greater than 105% of the then outstanding principal balance of such mortgage asset. We had the right to exercise our rights under the MPA with respect to any or all of the mortgage assets identified in the MPA at any time or from time to time until the MPA expired on September 30, 2009.

Pursuant to the MPA, we sold loans made to four (4) borrowers with carrying amounts of $24.8 million, $22.5 million, $2.9 million and $18.7 million for total proceeds of $65.2 million. The sale of the first loan closed in November of 2008 and the company recorded a loss on the sale of $2.4 million in the consolidated statement of operations for the year ended December 31, 2008. The second loan closed in February of 2009 at a loss of $4.5 million, the third loan closed in August 2009 at its approximate net carrying value and the fourth loan closed in September 2009 at a loss of $1.3 million. In consideration of the Amendment and Restatement, we agreed to terminate the MPA and rescind all outstanding put notices under the MPA.

Warrant

In consideration of the Amendment and for the Manager’s continued and future services to the Company, the Company granted the Manager warrants to purchase 435,000 shares of the Company’s common stock at $17.00 per share (the “Warrant”) under the 2007 Manager Equity Plan. The Warrant, which is immediately exercisable, expires on September 30, 2018. On March 16, 2010, our Manager entered into a warrant purchase agreement with Tiptree, pursuant to which our Manager will sell the Warrant to Tiptree on the closing of the Tiptree Transaction.

Purchase and Sale Agreement

Subject to their appointment to our Board, Michael Barnes and Geoffrey Kauffman, may be deemed to have an indirect material interest in the purchase and sale agreement, pursuant to which Care will issue, and Tiptree will purchase, a minimum of 4,445,000 newly issued shares of the company’s common stock, and may purchase additional shares depending on the number of shares tendered in the tender offer, for a purchase price of $9.00 per share. In that purchase and sale agreement, we agreed to use the proceeds from the issuance of common stock to Tiptree to fund the tender offer for up to all of our outstanding common stock at a fixed price of $9.00 per share. If the tender offer is fully subscribed, Tiptree is expected to own 100% of the issued and outstanding shares of the company’s common stock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

CARE INVESTMENT TRUST INC.
(Registrant)

By:	/s/ Paul. F. Hughes
Name:     Paul F. Hughes

Title:	Chief Compliance Officer and Secretary

Dated: August 3, 2010